Mail Stop 04-07
							November 19, 2004

Mr. Irit Arbel, President and Director
Golden Hand Resources, Inc.
36 Derch Bait Lechem
Jerusalem, Israel  77002

RE:	Golden Hand Resources, Inc.
 	Form 8-K filed on November 2,2004
            File No. 333-61610

Dear Mr. Arbel:

	             We have reviewed the above referenced filing for compliance with the requirements of Form 8-K and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the numbers listed at the end of this letter.

	Item 4.01 should be amended to cover the interim period from the date of the last audited financial statements to November 1, 2004.
See Item 304(a)(1)(iv) of Regulation S-K.

	In order for your former accountants to provide you with the letter required by Item 304, please give a copy of the amended filing to them as soon as possible. You must provide a copy of the filing to them no later then the date on which you file the Form 8-K/A with the Commission.

To the extent that you make any other changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

The amendment should be filed on EDGAR on or before November 30, 2004, under cover of Form 8-K/A and should include Item 4.01 designation, including the letter from the former accountant filed as an Exhibit
16. Any questions regarding the above should be directed to the undersigned at (202) 942-1973.

							Sincerely,


							Gopal Dharia
						            Senior Staff Accountant

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